Michael J. FitzGerald*
Eoin L. Kreditor*
Eric P. Francisconi
Lynne Bolduc
George Vausher, LLM, CPA‡
Eric D. Dean
John C. Clough
David M. Lawrence
Natalie N. FitzGerald
Josephine Rachelle Aranda
Jodi M. Wirth
Brook John Changala
John M. Marston†
Deborah M. Rosenthal†
Maria M. Rullo†
Larry S. Zeman†

April 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ruari Regan

Re:	Harbor Custom Development, Inc.
Registration Statement on Form S-1
Filed March 31, 2020
File No. 333-237507

Dear Mr. Regan:

We have received your comment letter dated April 15, 2020 (the “Comment Letter”) regarding the Registration Statement on Form S-1 filed on March 31, 2020 (the “Registration Statement”) on behalf of Harbor Custom Development, Inc. (the “Company”). We have prepared the following responses describing the general action(s) taken in the Amendment No.1 to the Registration Statement on Form S-1 (the “Amendment”) regarding each comment in the Comment Letter. The following numbers are coordinated to the comment numbers in the Comment Letter.

Registration Statement on Form S-1 filed March 31, 2020

Cover Page

1.	Staff Comment: We note the revisions made to the prospectus cover page. Please reinsert the reference to the page of the risk factors section. See Item 501(B)(5) of Regulation S-K.

Response: We have reinserted the reference to the page of the risk factors section.

Summary Financial Data

Other Financial Data, page 6

2.	Staff Comment: We note your response to prior comment 1 and your revised disclosure. We also note that your presentation of EBITDA margin is calculated from gross margin, which appears to be the most directly comparable financial measure calculated and presented in accordance with GAAP, rather than net income. Please revise your presentation or re-label the measure to more appropriately characterize the non-GAAP measure. Refer to Questions 103.01 and 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”).

Response: The table has been revised to remove the calculation and the footnote.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

April 28, 2020 Page 2 of 4

Capitalization, page 42

3.	Staff Comment: We note that the pro forma as adjusted debt amount is reduced by $3,879 compared to the actual amount as of December 31, 2019. Please revise your capitalization disclosure to describe all transactions for which you are adjusting.

Response: We have revised the capitalization disclosure to include the reduction of $1,650,000 of debt coming from the proceeds of the offering, and have adjusted the table accordingly.

Dilution, page 43

4.	Staff Comment: We note from your response to prior comment 3 and from your revised disclosure that net tangible book value equals total assets less intangible assets. Please revise your net tangible book value calculation to equal total tangible assets less your total liabilities.

Response: The net tangible book value calculations have been revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

5.	Staff Comment: We note your disclosures of potential adverse impacts from COVID-19. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g. number of cancelled sales contracts, supplies that you or your subcontractors cannot obtain; any extended restrictions on residential construction by Washington State). Refer to CF Disclosure Guidance: Topic No. 9 for guidance.

Response: We have included additional specific information regarding how COVID-19 has impacted our business, as follows:

On April 24, 2020, the Governor of Washington lifted the moratorium on construction of single-family low-risk construction that had been imposed on March 25, 2020. The Governor implemented several requirements builders must fulfill before construction can begin, including the creation of a COVID-19 safety plan, exposure response procedure plan, mandatory jobsite safety meetings, and other safety measures. We have implemented the requisite policies and procedures and have re-started most of our housing construction. The possibility still remains that the Governor could impose new or additional requirements or restrict or completely halt construction again depending on the development of the COVID-19 infection rate.

The construction re-start has alleviated much of our cash-flow and liquidity concerns, although some risk remains as some projects have fallen behind schedule during the previous construction moratorium. We may still be unable to access part of our expected construction draws from financing partners due to the approximately one month long construction ban

We have not, at this time, experienced any cancelled sales contracts, nor any material supply-chain issues related to COVID-19. As unemployment rises, the risk remains that the housing market will turn against our favor as people lose their jobs and homes go into foreclosure, leading to an increase in supply, and a decrease in demand. However, this risk is mitigated by record-low interest rates as well as a strong local economy bolstered by large companies such as Amazon, Facebook, Microsoft, and Google.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

April 28, 2020 Page 3 of 4

6.	Staff Comment: Refer to prior comment 5. It remains unclear which of your current financing arrangements contain covenants (financial and otherwise) affecting your ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to your shareholders, and otherwise affect your operating policies, as you state on page 30. Please revise to clarify and file material financing arrangements as exhibits, or advise.

Response: We have reviewed our financial arrangements and determined that none of our current financial arrangements contain covenants (financial or otherwise) affecting our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our shareholders, or otherwise affect our operating policies. Therefore, we have revised the risk factors on page 30 to state that we anticipate that our future financial arrangements may contain such restrictive covenants. We have added our financing agreements as exhibits.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2019 and 2018

12. Leases, page F-22

7.	Staff Comment: We note your response to prior comment 17 and your revised disclosure in Note 12 to your consolidated financial statement where it appears that lease cost for operating leases is still being allocated between the amortization of the asset and interest on lease liabilities for the year ended December 31, 2019. We reissue our prior comment 17. Please tell us how this allocation is consistent with the guidance in ASC 842-20-25-6(a), which states that a lessee recognizes a single lease cost for an operating lease on a straight-line basis. In your response clarify which financial statement line items in your consolidated statement of operations reflect these operating lease costs. Please also refer to ASC 842-20-50-4.

Response: The footnote has been updated to reflect a single lease cost, which is a component of general and administrative expenses.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California

April 28, 2020 Page 4 of 4

12. Income Tax, page F-24

8.	Staff Comment: Please revise your disclosure to provide the significant components and amount of income tax expense (benefit) attributable to continuing operations for each period presented as required by ASC 740-10-50-9.

Response: We have revised our disclosure to include the components of income tax expense and the effective tax rates for the years ended December 31, 2019 and 2018.

We have amended the Registration Statement to reflect these responses to the Comment Letter.

Thank you for your continued review of the Registration Statement. Please let us know if you have any further comments.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc, Esq.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com
*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California